EXHIBIT 12.1

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES OF THE KROGER CO. AND

CONSOLIDATED SUBSIDIARY COMPANIES FOR THE FIVE FISCAL YEARS ENDED JANUARY 31, 2004

	Fiscal Years Ended
	January 31, 2004 (52 weeks)	February 1, 2003 (52 weeks)	February 2, 2002 (52 weeks)	February 3, 2001 (53 weeks)	January 29, 2000 (52 weeks)
	(in millions of dollars)
Earnings:
Earnings before tax expense and cumulative effect of accounting change	$770	$1,954	$1,711	$1,503	$1,087
Fixed charges	981	998	1,030	1,063	1,025
Capitalized interest	(5)	(5)	(9)	(7)	(5)

	$1,746	$2,947	$2,732	$2,559	$2,107

Fixed charges:
Interest	$609	$624	$659	$688	$659
Portion of rental Payments deemed to be interest	372	374	371	375	366

	$981	$998	$1,030	$1,063	$1,025

Ratio of earnings to fixed charges	1.8	3.0	2.7	2.4	2.1